

October 18, 2024

Alesia Haas
Chief Financial Officer
Coinbase Global, Inc.
c/o The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801

> **Re: Coinbase Global, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2024**
> **Response dated May 1, 2024**
> **File No. 001-40289**

Dear Alesia Haas:

We have reviewed your May 1, 2024 responses to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 17, 2024 letter.

Form 10-Q for the period ending June 30, 2024

General

1. We note your response to prior comment 24. In that regard:
   - Please tell us why you believe the Circle Agreement is an ordinary course agreement pursuant to Item 601(b)(10)(ii) of Regulation S-K in light of the fact that you entered into a share transfer agreement on August 18, 2023 to exchange your 50% interest in Centre Consortium LLC to its joint venture partner, Circle US Holdings, Inc., for 3.5% of the fully diluted equity of Circle Internet Financial Limited.
   - Regarding whether you are substantially dependent upon the Circle Agreement,

you state in your response that "there are many alternative stablecoin providers with which the Company can enter into similar arrangements." Please tell us whether there are stablecoin providers available for arrangements with similar terms and transaction volume as provided by the Circle Agreement.

- Provide us your analysis of whether the Circle Agreement is material to the company within the meaning of Item 601(b)(10)(i) of Regulation S-K, notwithstanding Item 601(b)(10)(ii) of Regulation S-K.

Cover Page

2. We note your response to prior comment 1 that you have "initiated a process to identify an address to satisfy the principal executive offices requirement for purposes of [your] filings with the Commission and will disclose such address in the Company's future filings with the Commission no later than the Company's Annual Report on Form 10-K for the year ended December 31, 2024." Please disclose the address of your principal executive offices in your next Exchange Act report.

Note 2. Summary of Significant Accounting Policies, page 12

3. We note your response to prior comments 18 and 21 and your disclosures on pages 14, 15, 19 and 28 of the June 30, 2024 Form 10-Q and page 140 of the December 31, 2023 Form 10-K, regarding various items that are recognized in transaction expense. In future filings, please expand your transaction expense accounting policy disclosure for each applicable section (e.g. collateral, crypto assets borrowings, accounts and loans receivable, etc.) to describe where realized and unrealized changes in fair value are classified. In addition, given transaction expense appears to include gains and losses related to several different items (e.g. loans receivable, loans payable and collateral), tell us what consideration you have given to providing a table disaggregating this income statement line item in your Management's Discussion and Analysis.

Crypto Assets Held for Operations, page 14

4. We note your response to prior comment 16 and your enhanced disclosure that you may receive crypto assets as a form of payment for certain services. We further note your statement that those crypto assets are converted to cash near immediately. Please address the following with respect to your response and revised disclosure:

- Tell us the timeframe you consider to be "near immediate" for these purposes. In your response, explain to us why you recorded a gain of $86.4 million and a loss of $31 million for the three months ended March 31, 2024 and June 30, 2024, respectively, on crypto assets held for operations, despite disposing of the assets in a near immediate timeframe.

- Tell us how you have determined that crypto assets held for operations comply with ASC 350-60-50-5 and thus do need not be included in disclosures required by paragraphs 3 and 4 for ASC 350-60-50. In this regard, it appears that crypto assets held for operations are not strictly converted to fiat but may be used for other purposes (e.g. funding loans receivable or used timely to fulfill corporate expenses).

5.   It appears you present crypto assets held for operations as a component of other current assets. Please tell us how your presentation is consistent with ASC Topic 350-60-45-1 which requires crypto assets to be presented separately from other intangible assets in the statement of financial position.

Note 5. Revenue, page 17

6.   We acknowledge your response to prior comments 17 and 24. Please address the following:

- In your response, you indicate that you do not account for stablecoin revenue in accordance with ASC 606 in part because you have determined Circle does not meet the definition of a customer. Provide us with a detailed analysis of the authoritative accounting guidance that you do apply to your stablecoin revenue recognition and how that guidance supports your recognition both prior to and after the August 2023 changes to your agreements with the issuer of USDC. As part of your response, explain to us how your application of ASC 860 is relevant to the recognition of stablecoin revenue, which appears to be related to the return on reserve assets held by Circle.

- Expand your analysis to include a more robust discussion of why you believe Circle is not a customer under ASC 606 and why Circle does not obtain goods or services that are an output of the Company's ordinary activities. In that regard, we note that revenue generated from your agreement with Circle comprised approximately 22% and 15% of total revenue for the year ended December 31, 2023 and six months ended June 30, 2024, respectively.

- Tell us what your obligations are under each of the original and current agreements including the specific formulas used to calculate your share of stablecoin revenue, what specifically your agreement with Circle requires of you and who controls reserves.

- Tell us how you considered USDC purchaser redemption rights, including that purchasers who acquire USDC from you cannot redeem directly with Circle, in your determination that compensation from your arrangements with Circle is revenue.

- Supplementally provide us with the original and current agreements that govern how revenue is paid from Circle to Coinbase.

Note 6. Collateralized Arrangement and Financing
Loans and related collateral, page 17

7.   Please tell us and enhance your disclosures in future filings to address the following:

- Clarify how you account for Prime Lending interest income and fees. In your response and revised disclosure, address when interest income is accrued, and how you account for any differences between the value of consideration on the date of accrual and date of settlement.

- In your response, you indicate that interest on loans may be paid by the borrower in cash. When interest is paid in cash, it is calculated in crypto units and converted to a cash amount using the end of month spot price for the crypto asset lent. Explain to us how you account for any difference between the accrued daily amount of interest due and the amount paid based on the end of month crypto spot price.

- Clarify where Prime Lending interest income and fees are recognized in the statements of operations.

8. We note your response to prior comment 22 and your disclosure that you adopted ASU 2023-08 effective January 1, 2024, including disclosure of reconciliations for crypto assets held as collateral, crypto assets borrowed, and crypto assets held for investment as required. Please address the following:

    - Revise to present realized and unrealized changes in fair value for crypto assets held for investment.

    - Provide us and include in future 2024 quarterly reports, all the annual reconciliations as required, including a schedule that aggregates all crypto asset transactions as required. Refer to ASC 350-60-50-3, ASC 250-10-50-2 and Rule 10-01(b)(7) of Regulation S-X.

    - Tell us how you considered disaggregating customer collateral pledged, not recognized by type of crypto asset (bitcoin, ether, etc.).

    - Clarify for us whether assets held in Coinbase accounts designated as collateral are included in the customer collateral pledged, not recognized disclosed on page 19. If assets in accounts designated as collateral are not included in this balance, explain to us how you considered the need to disclose these collateralized assets.

    - Explain to us how you determined fiat held in Coinbase accounts designated as collateral should not be recorded by the company and cite the relevant accounting literature.

9. We note your response to our prior comment 10. In your response you indicate that you do not derecognize loaned USDC following the guidance in ASC Topic 860. Tell us how you have considered the fact that possession of the USDC has been transferred to counterparties in these transactions, and whether you believe counterparty risk should be reflected in your accounting for loaned USDC. Provide the basis for your conclusion in your response. In addition, tell us whether you pledged any USDC as collateral as of year-end and the most recent interim period end, and the amount of USDC pledged.

Borrowings and related collateral, page 19

10. Please tell us and enhance your disclosures in future filings to address the following:

    - Clarify how you account for fees on crypto asset borrowings. In your response, and revised disclosure, please address when borrowing fees are accrued, and how you account for any differences between the value of consideration on the date of accrual and date of settlement.

    - Clarify where borrowing fees are recognized in the statements of operations.

Note 9. Customer Assets and Liabilities, page 22

11.   We acknowledge your response to prior comment 22. Please address the following:
   • Please provide us with the following information related to your blockchain rewards as of the most recent 2024 interim financial statement period available (and the comparable period). To the extent you are able, provide the information in the form of a schedule that reconciles to the total blockchain rewards recognized for each period:
      ○ Tell us the amount of blockchain rewards revenue recognized for staking your own assets held for investment, staking assets on behalf of customers on your own nodes and staking assets on behalf of customers on nodes operated by third parties.
      ○ Tell us the amount of blockchain rewards revenue recognized by type of staking asset supported by your platform.
      ○ Provide us a schedule detailing the amount of assets staked for each asset supported by your platform, disaggregated by type of customer (i.e. individual or institutional).
   • Clarify for us whether the Company recognized any revenue (in any revenue line item) for staking the Company's own assets in 2023 or 2024 (through the most recently completed period). To the extent rewards were recognized, please tell us the total revenue recognized in each period, where revenue was recorded, disaggregated by type of crypto asset staked (e.g. ETH, SOL, ATOM, etc.).
   • Specifically, for ETH and ATOM, separately provide us with a detailed step by step walkthrough of the staking process for consumer customers and institutional customers. Your fulsome step by step analysis should begin with a customer's decision to stake their assets, and include (but not necessarily be limited to) the following:
      ○ Explain various staking options provided to the consumer to stake the specific asset (ETH and ATOM).
      ○ Explain how the company handles the staked asset once the consumer decides to engage in staking.
      ○ Explain how the company interacts with the protocol, including any services the company provides to the protocol by virtue of operating a validator node (if applicable).
      ○ Explain how/why staking rewards are transferred by the protocol to the company.
      ○ Explain how staking rewards are transferred by the company to the consumer.
   • Specifically, for both ETH and ATOM, separately provide us with an analysis of how you have considered the five criteria in ASC 606 in determining your revenue recognition policies. In your response, provide a detailed response for both consumer and institutional customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

12. We note your response to prior comment 11 and that changes in average blended fee rate continued to be a driver of changes in consumer and institutional transaction revenue during the three and six months ended June 30, 2024. Please address the following:
   • Expand your disclosures to include a narrative discussion of the different transaction fee levels charged to consumer and institutional customers with a discussion of the basis for charging different fees (e.g. volume of transaction).
   • Tell us how you considered the need to provide key performance indicators related to transaction fee levels (e.g. average blended fee rate, average transaction spread etc.).

13. We note your response to prior comment 12. Among other things, it appears that your safeguarding liability includes both crypto assets custodied for users of your trading platform and crypto assets for which you provide a specific custodial service and generate a fee (e.g. crypto assets custodied for crypto asset funds). Given the increasing trend in your custodial fee revenue, please tell us what consideration you have given to providing disaggregated disclosure for your safeguarding obligation related to custodial services.

Subscription and services revenue, page 46

14. Your key business metrics primarily consist of metrics that drive transaction revenue. Considering that stablecoin revenue and blockchain rewards are material components of total revenue, please tell us how you considered the need to provide KPIs specific to these lines of business (e.g. as disclosed on page 5 of your Q2 24 Shareholder letter).

Non-GAAP Financial Measure, page 53

15. Please further expand the disclosure in your Form 10-Q for the quarter ended September 30, 2024 to more clearly explain how Adjusted EBITDA provides investors with useful information regarding your results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

16. As you have described in your Form 10-K, your operating results are dependent on crypto assets and have and will continue to fluctuate significantly due to their highly volatile nature. As the volatility of crypto assets is inherent to your operations, revenue generating activities, business strategy, and industry, it appears that impairments on these assets (pre-adoption of ASU 2023-08) were part of your normal, recurring operations. Accordingly, please revise to remove the non-GAAP adjustment for impairment on crypto assets still held, net (pre-adoption of ASU 2023-08) in your reconciliation of Adjusted EBITDA. Refer to Regulation G and question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

17. With the adoption of ASU 2023-08, we note that you adjust for gains and losses on crypto assets held for investment in your reconciliation of Adjusted EBITDA. Please describe in more detail the nature of crypto assets held for investment, your

investment strategy for these assets, and how these assets are used in your operations. Tell us what circumstances, if any, would change your current plans to hold these assets for the long-term.

18.   We note that, following the adoption of ASU 2023-08, the crypto assets you hold are measured at fair value with gains and losses recognized through net income. However, the adjustment for Gain on crypto assets held for investment, net (post-adoption of ASU 2023-08) has the effect of reversing your adoption of the new standard for your crypto assets held for investment. Please tell us why you believe this adjustment is appropriate and how you considered question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

19.   You state that you adjust for Other (income) expense, net in total in your reconciliation of Adjusted EBITDA because the entire line item represents non-operating activity. Please revise to present and quantify each non-GAAP adjustment included within this line item separately in the reconciliation or in a detailed footnote to the reconciliation. In addition, explain how you determined that each of the components of Other (income) expense, net do not relate to your operations. For example, it appears that Strategic investment losses, net relates to your operations, revenue generating activities, and business strategy as you state in your Form 10-K for the year ended December 31, 2022 that you have actively pursued strategic investments in products, technologies, and companies that will strengthen and expand your business and provide access to new customers and markets. With your response, please also address Gains on crypto asset loan receivables and Gains on other financial instruments, net.

Item 1A. Risk Factors
The Most Material Risks Related to Our Business and Financial Position
A particular crypto asset, product or service's status as a "security", page 80

20.   We note your response to prior comment 5. In your response, you indicate that you no longer intend to include the disclosure that "there is currently no certainty under the SEC's application of the applicable legal test as to whether particular crypto assets, products, or services would be deemed securities" in your Item 1 disclosure. However, we note that substantially similar disclosure was included in the risk factor on page 80 of your Form 10-Q filed August 1, 2024. Please confirm that in future filings you will revise your risk factor disclosure consistent with your proposed revised Item 1 disclosure. We also note the statement that "whether any given crypto asset, product or service would be ultimately deemed to be a security is uncertain and difficult to predict notwithstanding the conclusions of the SEC or any conclusions we may draw based on our risk-based assessment." In future filings please revise to clarify, if accurate, that you are referring to being deemed a security by a federal court.

The theft, loss, or destruction of private keys required to access an crypto assets, page 87

21.   We note your response to prior comment 6 and the risk factor "The theft, loss, or destruction of private keys required to access any crypto assets held in custody for our own account or for our customers may be irreversible" on page 87 of your Form 10-Q

filed August 1, 2024. We note your disclosure in that risk factor that "the level of insurance maintained by us may not be available or sufficient to protect us or our customers from all possible losses or sources of losses." Please revise this risk factor in future filings to describe your limited coverage in greater detail, providing your shareholders a better understanding of how the total value of insurance coverage that would compensate you in the event of theft or other loss of funds compares to the total value of crypto assets in your possession and control. Additionally, tell us in your next response whether you may be liable for the full amount of losses suffered, which could be greater than all of your remaining assets, and if such is the case, please disclose that fact in future filings.

Other Risks Related to Our Business and Financial Position
Because our long-term success depends, page 91

22.   We note your response to prior comment 7 and reissue in part. In your next response letter please describe for us in greater detail the current functionality of the NFT marketplace.

Please contact Michelle Miller at 202-551-3368 or Bonnie Baynes at 202-551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets